Exhibit 99.1

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

September 1, 2021

Perpetua Resources to Present at Upcoming Conferences

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (“Perpetua Resources” or the “Company”) announced today that Laurel Sayer, President and CEO, will present at upcoming industry conferences. Perpetua Resources is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho. Perpetua’s vision is to develop and operate one of the highest-grade open pit gold mines in the U.S.; provide the country with a critical mineral to power batteries that enable the low-carbon energy transition; and restore an abandoned brownfield site.

Perpetua is participating in the following upcoming conferences:

•	Precious Metals Summit Beaver Creek to be held in Beaver Creek, Colorado from September 8th to 11th, 2021. Perpetua Resources is scheduled to present on Thursday, September 9th, 2021 at 9:30 am MDT.

•	Gold Forum Americas Explorer and Developers Forum to be held in Colorado Springs, Colorado from September 12th to 15th, 2021. Perpetua Resources is scheduled to present on Monday, September 13th, 2021 at 11:40 am MDT.

•	H.C. Wainwright 23rd Annual Global Investment Conference to be held virtually from September 13th to 15th, 2021

The presentations will be available on the “Webinars” section of the Company’s website here.

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.  The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Further advancing Perpetua Resources’ ESG and sustainable mining goals, the Project will be powered by the lowest carbon emissions grid in the nation and a portion of the antimony produced from the Project will be supplied to Ambri, a US-based company commercializing a low-cost liquid metal battery essential for the low-carbon energy transition. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

Responsible Mining. Critical Resources. Clean Future.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including the plans to supply a portion of the expected antimony production from the Stibnite Gold Project to Ambri; and the anticipated benefits of the foregoing. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", "expected", "ensure", and "potential", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Perpetua Resources has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that the parties will agree upon mutually acceptable volume and pricing terms; and that general business and economic conditions will not change in a materially adverse manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Perpetua Resources to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the permitting process; risks related to dependence on key personnel; the risk that the parties may not come to final agreement upon volume, pricing and/or other terms or conditions necessary in order to complete the supply of antimony produced from the Stibnite Gold Project to Ambri on mutually acceptable terms; risks of either party being unable to fulfill the terms of the Agreement by virtue of delays and/or other hindrances to reaching production on the part of Perpetua Resources and/or commercialization on the part of Ambri, as applicable; risks related to opposition to the Project; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Perpetua Resources' public disclosure record. Although Perpetua Resources has attempted to identify important factors that could affect Perpetua Resources and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Perpetua Resources does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Responsible Mining. Critical Resources. Clean Future.

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